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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of February 2006

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]          Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

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                                Explanatory Note
                                ----------------


Attached is:

Exhibit 1. Press Release, released publicly on February 13, 2006.

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                                                                       EXHIBIT 1


               Jacada Reports Financial Results for the
                   2005 Fourth Quarter and Year End

    ATLANTA--(BUSINESS WIRE)--Feb. 13, 2006--Jacada Ltd. (Nasdaq:
JCDA), a leader in software solutions that drive contact center process improvement, today reported financial results for the 2005 fourth quarter and year end.
    Total revenues for the 2005 fourth quarter were $4.9 million, compared to $5.5 million in the third quarter of 2005 and $5.0 million in the fourth quarter of 2004. Software and products revenues were $1.9 million in the 2005 fourth quarter, compared to $2.0 million in the third quarter of 2005 and $1.8 million in the fourth quarter of 2004. Service and maintenance revenues were $3.0 million in the 2005 fourth quarter, compared to $3.5 million in the third quarter of 2005 and $3.2 million in the fourth quarter of 2004.
    Gross profit for the 2005 fourth quarter was $3.8 million, or 78% of total revenues, compared to $4.3 million, or 78% of total revenues, in the 2005 third quarter. Operating loss for the 2005 fourth quarter was $647,000, compared to $395,000 in the 2005 third quarter. Net loss for the 2005 fourth quarter was $406,000 or $0.02 per share, compared to a net loss of $143,000, or $0.01 per share, in the 2005 third quarter. In the fourth quarter of 2004, Jacada reported gross profit of $3.7 million, or 74% of total revenues, an operating loss of $1.4 million, and a net loss of $1.1 million, or $0.06 per share.
    For the year ended December 31, 2005, Jacada reported a net loss of $5.0 million, or $0.25 per share, on revenues of $19.9 million, compared to a net loss of $5.6 million, or $0.29 per share, on revenues of $19.8 million in 2004. Gross profit for 2005 was $15.3 million, or 77% of revenues, compared to $14.7 million, or 74% of revenues, in 2004. Software license revenues were $6.7 million in 2005, compared to $5.8 million in 2004. Service and maintenance revenues were $13.2 million in 2005, compared to $14.0 million in 2004.
    At the end of the 2005 fourth quarter, Jacada's cash and investments totaled $35.7 million, compared to $37.0 million at the end of the 2005 third quarter and $37.6 million at the end of the 2004 fourth quarter.
    Jacada also announced today that Yuda Doron, a consultant serving on a temporary basis as president of Jacada's North American subsidiary, will continue to advise Jacada on a limited basis and shall cease serving as president of Jacada Inc.
    "During 2005, Jacada made significant progress in establishing ourselves in the contact center market, particularly from a business solutions perspective," said Gideon Hollander, CEO of Jacada. "The decrease in our total revenue for the fourth quarter is attributed to the continuing decline of our traditional products revenue, a trend we expect will continue into 2006. However, we are very pleased that Jacada Fusion bookings have increased significantly from the time Jacada Fusion was introduced in May 2004."
    "To quantify the impact Jacada Fusion is having on bookings, we are providing a one-time view on the increase in Jacada Fusion deals signed during 2005 compared to 2004. In 2005, Jacada Fusion bookings totaled about $9.5 million versus approximately $800,000 in 2004. Due to the nature of these large contracts and the projects associated with them, more than a half of the revenue associated with them has not yet been recognized and a significant amount of the bookings have not yet been collected."
    The increase in Jacada Fusion bookings in 2005 can be attributed mainly to the acquisition of four large customers in the telecommunications and outsourcing verticals. "These significant contracts prove the value and return on investment that our solutions provide," said Hollander.
    Hollander continued, "New business in the fourth quarter included a large call center outsourcer, focused on the utilities industry, who selected Jacada WorkSpace to provide a next-generation desktop and solve efficiency challenges for one of its large utility clients in the southeast. Additional Jacada Fusion business was secured from a large telecommunications provider located in North America. Jacada also successfully completed a Jacada Fusion implementation during the quarter, at Vertex located in the UK."
    Jacada WorkSpace is a unified desktop that incorporates all critical functions required by the contact center agent to successfully complete customer interactions. Jacada Fusion is an award winning process optimization solution that leverages patented technology to enable contact centers to improve customer satisfaction and increase revenues by providing customer service representatives with more time for customer care and revenue-generating activities.
    "We are thrilled with the progress Jacada has made in terms of establishing ourselves in the call center market. Our products have improved and we believe that we have gained good references in the past year. Our sales team features significant call center experience. Our pipeline is stronger worldwide, and we are making significant progress on educating the market about our solution," said Hollander. "In 2005, Jacada received positive support from leading contact center industry analyst firms such as Gartner, Yankee Group, and Frost & Sullivan. These analysts describe Jacada's technology as innovative, unique, and best of breed."
    "Our business model has evolved over the past year, and today we are focused on fewer deals with a larger average deal size or a significant future upside," said Hollander.
    "In order to accelerate market presence of our solution, Jacada continues to leverage our strong partnerships," said Hollander. "Our relationship with BEA continues to drive demand for Jacada Fusion, and we have just signed a joint marketing agreement with them. In 2005, we also partnered with Avaya GlobalConnect, the largest provider of contact center solutions in India. We hope this partnership will play a significant role in growing our business on a global scale. We plan to add more partners in 2006."

    Financial Outlook

    "In 2006, we expect that Jacada Fusion bookings will increase over 2005. In addition, we anticipate revenue growth to occur towards the second half of the year, mainly due to the decline in our traditional products revenue and the anticipation that new deals in our Fusion market will include project-related revenue that will be recognized later in the year. We are optimistic about the continued growth in our sales pipeline worldwide and the momentum that is building for our solutions in the contact center market," concluded Hollander.

    Conference Call Details

    Jacada will hold a teleconference at 10:30 a.m. Eastern time today. To participate in the teleconference, please call toll-free 1-866-825-1709 or 617-213-8060 for international callers and provide passcode 39281356, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under "Investors") or www.fulldisclosure.com
    A telephonic playback of the teleconference will be available for 5 days beginning at 12:30 p.m. ET on February 13. To access the replay, dial toll-free 1-888-286-8010, or for international callers dial 617-801-6888, and provide Access Code 52548645.

    About Jacada - Jacada is recognized as a leading provider of contact center productivity solutions. The company's solutions help customers rapidly simplify and improve high-value business processes without the need for long and expensive systems replacement projects.
    By significantly reducing call handle times, training costs and error rates, Jacada solutions deliver a rapid, easily measured return on investment, with payback typically achieved in weeks or months. Jacada solutions are deployed in hundreds of contact centers worldwide, and to millions of users through self-service applications designed to off-load contact center activity.
    Jacada has over 1200 customers worldwide including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

    This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.
    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.



CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
                                                  December 31,
                                          ----------------------------
                                              2005           2004
                                          ------------- --------------
   ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                $      3,461  $       3,552
 Marketable securities                          14,655         19,573
 Trade receivables (net of allowance for
  doubtful accounts of $ 228 and $ 220 at
  December 31, 2005 and 2004,
  respectively)                                  1,614          2,472
 Other current assets                              905            791
                                          ------------- --------------
Total current assets                            20,635         26,388
                                          ------------- --------------

LONG-TERM INVESTMENTS:
 Marketable securities                          17,535         14,488
 Severance pay fund                                825            969
                                          ------------- --------------
Total long-term investments                     18,360         15,457
                                          ------------- --------------
PROPERTY AND EQUIPMENT, NET                        997          1,326
                                          ------------- --------------
OTHER ASSETS, NET:
 Other intangibles, net                            990          1,429
 Goodwill                                        4,630          4,630
                                          ------------- --------------
Total other assets                               5,620          6,059
                                          ------------- --------------
                                          $     45,612  $      49,230
                                          ============= ==============




CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except for share and per share data

                                                  December 31,
                                          ----------------------------
                                              2005           2004
                                          ------------- --------------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Trade payables                           $        981  $       1,024
 Deferred revenues                               5,533          3,822
 Accrued expenses and other liabilities          3,373          3,816
                                          ------------- --------------
Total current liabilities                        9,887          8,662
                                          ------------- --------------

LONG-TERM LIABILITIES:
 Accrued severance pay                           1,250          1,479
 Accrued expenses                                    -              -
                                          ------------- --------------
Total long-term liabilities                      1,250          1,479
                                          ------------- --------------

SHAREHOLDERS' EQUITY:
 Share capital:
   Ordinary shares of NIS 0.01 par value:
    Authorized: 30,000,000 shares at
    December 31, 2005 and 2004; Issued
    and outstanding: 19,619,806 and
    19,326,010 shares at December 31,
    2005 and 2004, respectively                     57             56
 Additional paid-in capital                     70,297         69,785
 Accumulated other comprehensive income
  (loss)                                          (369)          (200)
 Accumulated deficit                           (35,510)       (30,552)
                                          ------------- --------------
Total shareholders' equity                      34,475         39,089
                                          ------------- --------------
                                          $     45,612  $      49,230
                                          ============= ==============




CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except for share data

                      Three months ended            Year ended
                         December 31,              December 31,
                   ------------------------- -------------------------
                        2005        2004         2005         2004
                   ------------ ------------ ------------ ------------
Revenues:
  Software and
   Products        $     1,879  $     1,759  $     6,725  $     5,749
  Services                 591        1,092        3,650        5,481
  Maintenance            2,441        2,180        9,567        8,554
                   ------------ ------------ ------------ ------------
Total revenues           4,911        5,031       19,942       19,784
                   ------------ ------------ ------------ ------------

Cost of revenues:
  Software and
   Products                350          294        1,069          631
  Services                 518          705        2,704        3,341
  Maintenance              202          291          865        1,143
                   ------------ ------------ ------------ ------------
Total cost of
 revenues                1,070        1,290        4,638        5,115
                   ------------ ------------ ------------ ------------
Gross profit             3,841        3,741       15,304       14,669
                   ------------ ------------ ------------ ------------

Operating
 expenses:
  Research and
   development             996        1,366        4,334        5,278
  Sales and
   marketing             2,150        2,739       11,035       10,507
  General and
   administrative        1,342        1,017        5,723        4,758
  Restructuring              -            -            -          525
                   ------------ ------------ ------------ ------------
Total operating
 expenses                4,488        5,122       21,092       21,068
                   ------------ ------------ ------------ ------------
Operating loss            (647)      (1,381)      (5,788)      (6,399)
Financial income,
 net                       241          237          830          786
                   ------------ ------------ ------------ ------------
Net loss           $      (406) $    (1,144) $    (4,958) $    (5,613)
                   ============ ============ ============ ============

Basic and diluted
 net loss per
 share             $     (0.02) $     (0.06) $     (0.25) $     (0.29)
                   ============ ============ ============ ============

Weighted average
 number of shares
 used in computing
 basic an diluted
 net loss per
 share              19,600,587   19,315,863   19,497,726   19,282,800
                   ============ ============ ============ ============

    CONTACT: Jacada
             Ann Conrad, 770-352-1310 ext 382
             aconrad@jacada.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  JACADA LTD.

                                                  By: /s/ Tzvia Broida
                                                      --------------------
                                                  Name:  Tzvia Broida
                                                  Title: Chief Financial Officer

Dated: February 13, 2006